Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: 819-363-5100
404 Marie-Victorin Blvd. P.O. Box 30	Fax: 819-363-5155
Kingsey Falls, Québec J0A 1B0
Canada
www.cascades.com

Cascades Prices Offering of US$250 Million of 5.75% Senior Notes Due 2023

KINGSEY FALLS, QUEBEC, CANADA, May 11, 2015 — Cascades Inc. (TSX: CAS) announced today that it has priced its private placement of US$250 million aggregate principal amount of 5.75% senior notes due 2023 (the "Notes"). The Notes will be issued at a price of 100.000% of their principal amount.

The Company intends to use the net proceeds from the offering of the Notes, together with borrowings under its revolving credit facility, if necessary, to fund the purchase, pursuant to its previously announced tender offer, of any and all of its outstanding US$250 million aggregate principal amount of 7⅞% senior notes due 2020 (the “2020 Notes”). The Company will use any remaining net proceeds of the offering, together with borrowings under its revolving credit facility, to redeem all 2020 Notes that remain outstanding following the consummation of the tender offer.

The Notes, including the guarantees of the Notes that will be issued by certain of the Company's subsidiaries, are being offered only to qualified institutional buyers in reliance on the exemption from registration set forth in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non-U.S. persons in reliance on the exemption from registration set forth in Regulation S under the Securities Act and in reliance on the accredited investor exemption in Canada. The Notes and the related guarantees have not been registered under the Securities Act, or the securities laws of any state or other jurisdiction, and may not be offered or sold in the United States or Canada without registration or an applicable exemption from the Securities Act or applicable Canadian securities legislation.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sales of securities mentioned in this press release in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission and Canadian Securities Commissions filings.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. Cascades employs approximately 10,700 men and women, who work in more than 90 production units in North America and Europe. With its management philosophy, half a century of experience in recycling and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades' shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

Media:

Hugo D’Amours

Vice-President, Communications and Public Affairs

Cascades Inc.

819 363-5164

hugo_damours@cascades.com

Source:

Allan Hogg

Vice-President and Chief Financial Officer

Cascades Inc.

819 363-5100

Website: www.cascades.com

Green by Nature Blog: http://blog.cascades.com

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